HEALTHSOUTH CORPORATION

One HealthSouth Parkway

Birmingham, Alabama 35243

January 7, 2008

VIA FACSIMILE AND EDGAR

The Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	HealthSouth Corporation
Registration Statement on Form S-3, filed March 30, 2007
(Registration Number 333-141701)

Dear Mr. Riedler:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HealthSouth Corporation (“HealthSouth”) hereby applies for withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, originally filed with the U.S. Securities and Exchange Commission on March 30, 2007 (Registration No. 333-141701)(the “Registration Statement”).

HealthSouth does not intend to conduct the offering of securities contemplated in the Registration Statement because the securities in question have been retired by the HealthSouth Board of Directors as of November 1, 2007. No securities have been or will be sold under the Registration Statement.

This letter confirms that, pursuant to Rule 477 of the Securities Act, the Registration Statement is hereby withdrawn. If you have any questions regarding this matter, please contact the undersigned at (205) 967-7116.

Very truly yours,

HEALTHSOUTH CORPORATION

By: /s/ John P. Whittington

John P. Whittington

Executive Vice President, General Counsel and Corporate Secretary